Mail Stop 3561

March 5, 2008

Mr. James C. France, Chief Executive Officer
International Speedway Corporation
1801 West International Speedway Boulevard
Daytona Beach, Florida 32114

>   **Re: International Speedway Corporation**
>   **Form 10-K for the fiscal year ended November 30, 2007**
>   **Filed January 29, 2008**
>   **File No. 000-02384**

Dear Mr. France:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended November 30, 2007

Available Information, page 6

1. Please revise future filings to reflect the correct SEC mailing address of 100 F Street NE.

Financial Statements, page 47

Notes to Consolidated Financial Statements, page 54

Note 1 – Description of Business and Summary of Significant Accounting Policies, page 54

Revenue Recognition, page 56

2. We note additional revenue streams disclosed in your critical accounting policies on page 21 including NASCAR contracts, marketing partnerships and multiple element arrangements. We further note revenue generating operations such as Daytona 500 EXperience and MRN Radio from pages 4 and 5 of your filing. Please revise your disclosure in future filings to include all revenue streams in your summary of significant accounting policies, to the extent significant, addressing compliance with SAB 104 for each type of revenue earned and EITF 00-21 as applicable. See SAB Topic 13(B) for guidance.

Note 6: Equity Investments, page 61

3. We note the equity in net (loss) from equity investment of ($58,147,000) recognized in your consolidated statement of operations for the year ended November 30, 2007. It appears from your disclosure that this loss from equity investments is primarily from your 50 percent interest in SMISC, LLC. We note from page 25 of your MD&A that Motorsports Authentics, LLC (SMISC's wholly owned subsidiary) made significant changes in drivers and teams, which resulted in a write-down of certain inventory and related assets in the third quarter of 2007. Also in the fourth quarter of 2007 Motorsports Authentics, LLC was notified by one of its licensors that they were closing down. Additionally, Motorsports Authentics determined that the future cash flows of the business would be lower than originally forecast during the previous year's strategic planning process. Considering the significance of the net loss from equity investment recognized in 2007 and the impact that a write-off of your equity

investment in SMISC may have on your future operations if this equity investment continues to sustain losses, please enhance in future filings the notes to your financial statements to provide robust disclosure describing your policy in determining when your equity investments are other than temporarily impaired. As part of your disclosure, please address how you considered the aforementioned impairment indicators, the guidance in paragraph 19 (h) of APB No.18 and your basis for concluding that no impairment of equity investments was necessary for 2007. Please update the disclosures in the notes to your financial statements on a periodic basis as factors and circumstances change related to your loss in value of your equity investments. As part of your response please provide us with your proposed disclosure.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jeff Jaramillo at 202-551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief